SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 6

                          ROYAL APPLIANCE MFG. CO.
         ----------------------------------------------------------
                              (Name of Issuer)

                               Common Shares,
                             Without Par Value
        -----------------------------------------------------------
                      (Title of Class and Securities)

                                 780076105
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               Nick G. Bouras
                     Richmont Capital Partners I, L.P.
                         17855 North Dallas Parkway
                            Dallas, Texas 75287
                               (972) 860-7500

                                  Copy to:

                           Eileen T. Nugent, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               July 28, 2000
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement:                               ( )




                                SCHEDULE 13D

     CUSIP No. 780076105
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Richmont Capital Partners I, L.P.

---------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  WC
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          2,969,900
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         0
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          2,969,900
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                     0
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,969,900
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          19.7%


     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------





                                SCHEDULE 13D

     CUSIP No. 780076105
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            J.R. Investments Corp.
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  WC
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          2,969,900
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         0
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          2,969,900
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                     0
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,969,900
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          19.7%
     -----------------------------------------------------------------

     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------





                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            John P. Rochon
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  PF
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                          2,987,400
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         0
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          2,987,400
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                     0
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,987,400
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          19.8%

     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          IN





            This Amendment No. 6 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp. ("JRIC") and John P. Rochon, a citizen of the State of Texas ("Rochon") with respect to the common stock, without par value (the "Common Stock"), of Royal Appliance Mfg. Co., an Ohio corporation (the "Company"). This Amendment amends the Schedule 13D filed by RCPI and Rochon on September 20, 1993, as amended and restated by Amendment No. 1 thereto filed on November 23, 1993, as further amended by Amendment No. 2 thereto filed on Dated December 23, 1993, as further amended by Amendment No. 3 thereto filed on May 11, 1994, as further amended by Amendment No. 4 thereto filed on February 22, 1996, and as further amended by Amendment No. 5 thereto filed on February 26, 1996.

      The Schedule 13D previously filed is hereby amended by the addition of the following information:

Item 1.   Security and the Issuer.
          -----------------------

      This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 650 Alpha Drive, Cleveland, Ohio 44143.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      The funds used by RCPI and JRIC in its acquisition of shares referred to in Item 5 were drawn from the working capital of RCPI and from funds held for investment.

      The funds used by Rochon in his acquisition of shares referred to in
Item 5 were drawn from the personal funds of Rochon.


Item 4.     Purpose of Transactions.
            -----------------------

      The shares referred to in Item 5 below were purchased by the Item 2 purchasers for investment purposes. The Item 2 Persons will continue to evaluate their investment in the Company's securities.

      The Item 2 Persons may buy or sell additional shares of Preferred Stock or Common Stock in the open market on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Preferred Stock or Common Stock, the terms and conditions of the transaction and prevailing market conditions.

      In a 10-Q filed by the Company on July 28, 2000, the following information was included:

      In the second quarter of 1999, the Company hired McDonald Investments Inc. to assist the Board of Directors in exploring strategic alternatives to maximize shareholder value. Although the Company received preliminary indications of interest from several potential partners, none of the indications of interest resulted in an agreement. In July 1999, the Company announced that its engagement of McDonald Investments was completed. Subsequent to July 1999, the Company, McDonald Investments and RCPI have continued to receive occasional inquiries, including recent inquiries, from potential partners. In a few cases, the Company and/or RCPI have met with the interested potential parties. None of the inquiries or informal talks resulted in any definitive offers, nor did the Company believe that any interested party, at such time, had the financial commitments to consummate an acquisition. In response to inquiries, Richmont has indicated that, based on current market conditions and the position of the Company, it would not consider selling its shares of the Company Common Stock at a price less than "low double digits".

      Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------
(a)

      RCPI

      The aggregate number of shares of Common Stock which RCPI may be deemed beneficially to own under Rule 13d-3 of the Act is 2,969,900. This constitutes approximately 19.7% of the 15,057,352 shares of such Common Stock outstanding as of July 28, 2000.

      JRIC

      As the managing general partner of RCPI, JRIC may be deemed beneficially to own, under Rule 13d-3 of the Act, 2,969,900 shares of Common Stock. This constitutes approximately 19.7% of the 15,057,352 shares of such Common Stock outstanding as of July 28, 2000.

      Rochon

      Because of his direct or indirect ownership interests in, or control of, RCPI and JRIC, Rochon may be deemed beneficially to own under Rule 13d-3 of the Act 2,969,900 shares of the Common Stock. This includes 1,500 shares of Common Stock individually owned by Rochon and 16,000 shares which can be owned upon the exercise of stock options. This constitutes approximately 19.8% of the 15,057,352 shares of such Common Stock outstanding as of July 28, 2000.

      However, Rochon disclaims beneficial ownership of the 2,969,900 shares of Common Stock owned by RCPI.

(b)

      RCPI

      RCPI possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 2,969,900 shares of Common Stock. This constitutes approximately 19.7% of the 15,057,352 shares of such Common Stock outstanding as of July 28, 2000.

      JRIC

      As the managing general partner of RCPI, JRIC may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 2,969,900 shares of Common Stock. This constitutes approximately 19.7% of the 15,057,352 shares of such Common Stock outstanding as of July 28, 2000.

      Rochon

      Because of his direct or indirect ownership interests in, or control of, RCPI and JRIC, Rochon possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of 2,969,900 shares of Common Stock. This includes 1,500 shares of Common Stock individually owned by Rochon and 16,000 shares which can be owned upon the exercise of stock options. This constitutes approximately 19.8% of the 15,057,352 shares of such Common Stock outstanding as of July 28, 2000.

      However, Rochon disclaims beneficial ownership of the 2,969,900 shares of Common Stock owned by RCPI.


(c)

      There have been no transactions in the Common Stock of the Company by RCPI, JRIC or Rochon within the last 60 days.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------


      Exhibit I   -     Amended and Restated Agreement of Limited Partnership
                        of Richmont Capital Partners I, L.P., dated as of
                        June1, 1989.

      Exhibit II  -     Amendment No. 1 to the Amended and Restated Agreement
                        of Limited Partnership of Richmont Capital Partners I,
                        L.P., dated as of December 5, 1990.

      Exhibit III -     Amendment No. 2 to the Amended and Restated Agreement
                        of Limited Partnership of Richmont Capital Partners I,
                        L.P., dated as of October 20, 1991.

      Exhibit IV  -     Amendment No. 3 to the Amended and Restated Agreement
                        of Limited Partnership of Richmont Capital Partners I,
                        L.P., dated as of July 6, 1993.


      Exhibit V   -     Joint filing agreement among Richmont Capital Partners
                        I, L.P., John P. Rochon, Thomas J. Reynolds and J.Brett
                        Robertson (including powers of attorney for John P.
                        Rochon, Thomas J.Reynolds and J.Brett Robertson).

      Exhibit VI - Letter from Nick G. Bouras to the Chairman of the Board of the Company, dated May 11, 1994.




                                         SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 2000              RICHMONT CAPITAL PARTNERS I, L.P.

                              By:   J.R. Investments Corp.,
                                    General Partner

                                    By:    /s/ Nick G. Bouras
                                          --------------------
                                    Name:  Nick G. Bouras
                                    Title: Vice President


                                                   *
                                          ---------------------
                                              John P. Rochon

                              *By:  RICHMONT CAPITAL PARTNERS I, L.P.

                                    By:  J.R. Investments Corp.,
                                          General Partner

                                          By:      /s/ Nick G. Bouras
                                                  --------------------
                                          Name:   Nick G. Bouras
                                          Title:  Attorney-in-Fact